DIAMOND HILL SECURITIZED CREDIT FUND

Supplement dated May 16, 2025
to the Prospectus Dated February 28, 2025

Effective May 16, 2025, the share class eligibility and exchange privileges for the Diamond Hill Securitized Credit Fund Class R shares are revised. Accordingly, the following updates are made to the Prospectus:

On page 2, the section titled Securities Offered is hereby deleted in its entirety and replaced with the following:
Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund (“Shares”). The Fund is authorized as a Delaware statutory trust to offer an unlimited number of Shares. Shares are not subject to sales charges. The Fund reserves the right to waive the investment minimum. Shares are being offered through Foreside Financial Services, LLC (the “Distributor”) at an offering price equal to the Fund’s then current net asset value (“NAV” per Share.

	Class A	Class I(3)	Class R(4)
Public Offering Price	Current NAV	Current NAV	Current NAV
Sales Charge (Load)(1)	None	None	None
Proceeds to the Fund (Before Expenses)(2)	$ Amount invested at current NAV	$ Amount invested at current NAV	$ Amount invested at current NAV
Minimum Initial Investment	$2,500	$2,500	$50 Million
(1)    Shares are not subject to front-end sales charges, but the Fund may in the future impose sales charges. Class A Shares are subject to a distribution/service fee that will accrue at an annual rate equal to 0.50%. See “Summary of Fund Fees and Expenses,” “Plan of Distribution” and “Share Repurchase Program.”
(2) Assumes all Shares currently registered are sold in the continuous offering. Diamond Hill Capital Management, Inc. (the “Adviser”) will bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. The Fund’s initial organizational and offering expenses (including pre-effective expenses) were $0, since all such expenses were paid by Diamond Hill Capital Management, Inc., as described under “Fund Expenses” below.
(3)     Class I Shares are only available to clients of financial intermediaries with whom the Fund has a selling agreement to distribute Class I Shares, to personnel of the Adviser, and to certain others as may be determined by the Fund. The Fund reserves the right to waive the minimum investment for certain investors.
(4)    Class R Shares are available only: (1) to clients of financial intermediaries with whom the Fund has a selling agreement to distribute Class R Shares, (2) to endowments, foundations, pension funds and other institutional investors, (3) to personnel of the Adviser, to Directors of Diamond Hill Investment Group, Inc., to Trustees of the Fund, to Trustees of Diamond Hill Funds, or to their immediate family members, investing directly with the Fund, or (4) to certain others as may be determined by the Fund. The Fund reserves the right to waive the minimum investment for certain investors.

On page 42, the section titled Share Class Conversions is hereby deleted in its entirety and replaced with the following:
Share Class Conversions
Subject to the conditions set forth in this section, Shareholders eligible to purchase Class I Shares may convert their Class A Shares to Class I Shares. To qualify for a conversion, the Shareholder must satisfy the conditions for investing in Class I Shares (as described in this Prospectus and the Fund’s Statement of Additional Information).
In addition, Shareholders eligible to purchase Class R Shares may convert their Class A or Class I Shares to Class R Shares. To qualify for a conversion, the Shareholder must satisfy the conditions for investing in Class R Shares (as described in this Prospectus and the Fund’s Statement of Additional Information).
The Shareholder or Financial Intermediary making the conversion request must submit the request in writing. In addition, the Financial Intermediary or other responsible party must process and report the transaction as a conversion. The value of the Shares received during a conversion will be based on the relative NAV of the Shares being converted and the Shares received as a result of the conversion. It generally is expected that conversions will not result in taxable gain or loss.
PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE